Alamos Gold Inc.	Suite 2010, 120 Adelaide Street West Toronto, Ontario Canada M5H 1T1 Telephone: (416) 368-9932 1-866-788-8801 Website: www.alamosgold.com Trading Symbol: TSX:AGI

Thursday, February 22nd, 2007	For Immediate Release

Alamos Gold Inc. Provides Operations Update and Year End Release Notification

Toronto, Ontario - Alamos Gold Inc. (TSX:AGI) (“Alamos” or the “Company”) is pleased to provide an update on its operations at the Mulatos Mine in Sonora, Mexico. The Company announced commercial production at the Mulatos Mine on April 1, 2006. Results for the year ended December 31st, 2006 include pre-commercial results for the period from January 1st to March 31st 2006.

All figures are unaudited. Dollar amounts are in United States dollars unless otherwise stated.

The table below outlines key quarterly production statistics for 2006:

Production summary	Q1	Q2	Q3	Q4	YTD 2006

Ounces of gold produced	20,950	23,620	24,880	31,720	101,170

Ore mined – tonnes	1,165,787	1,224,319	1,116,973	1,070,341	4,577,420
Waste mined – tonnes	2,198,484	2,070,213	3,049,427	3,039,139	10,357,263
Total tonnes mined	3,364,271	3,294,532	4,166,400	4,109,480	14,934,683

Tonnes of ore crushed	332,275	612,482	1,290,275	1,217,211	3,452,243

Tonnes of ore per day	13,100	13,600	12,100	11,900	12,600
Tonnes of ore crushed per day	6,400	6,800	14,000	13,400	11,500

Waste-to-ore ratio	1.89	1.69	2.73	2.84	2.26

Grade (g/t Au)	1.47	1.94	1.43	1.83	1.66

Fourth quarter 2006 gold production of 31,720 ounces represented a significant increase from prior quarters and resulted in full year gold production of 101,170 ounces, subject to final refinery settlements. Dore on hand at December 31, 2006 was sold in the first quarter of 2007.

Gold sales for 2006 are summarized in the table below:

Gold sales summary	Q1	Q2	Q3	Q4	YTD 2006

Gold sales – ounces	22,670	23,780	19,500	25,270	91,220

Gold sales revenues (000)	$12,490	$14,700	$12,165	$15,299	$54,654

Realized gold price per ounce	$551	$618	$624	$605	$599

Average gold price for period (London PM Fix)	$554	$627	$622	$613	$604

Operating costs for the year ended December 31, 2006 as compared to the Feasibility Study are presented below:

Cost per tonne summary	YTD 2006	Feasibility Study
Mining cost per tonne	$1.12	$0.95

Waste-to-ore ratio	2.26	1.42

Mining cost per tonne of ore	$3.66	$2.44
Crushing cost per tonne of ore	$1.84	$1.15
Processing cost per tonne of ore	$1.86	$1.98
General & Administration cost per tonne of ore	$1.10	$0.97

Total cost per tonne of ore	$8.46	$6.54

In the table above, actual cost per tonne of ore for processing and administration was consistent with Feasibility Study levels. Most cost areas were higher than Feasibility Study levels due to higher input costs for energy related consumables.  Processing costs were lower due to lower than expected consumption of cyanide and lime.  Crushing cost per tonne of ore is expected to decrease in 2007 as the volume of crushed tonnes increases.  The overall waste-to-ore ratio of the Estrella deposit has not changed from the Feasibility Study but 2006 and 2007 have higher waste-to-ore ratios to support higher crushing rates.

Operations Summary

Ongoing reviews of operating procedures have led to certain changes which the Company is in the process of implementing.  In order to achieve higher gold production in 2007, the Company is focused on increasing the throughput of ore through the crusher at the optimal discharge size of 80% passing 3/8”.  During 2006, the crusher configuration produced a product which was coarser than contemplated in the Feasibility Study, and the crushing operation was unable to consistently achieve its targeted rate of 15,000 crushed tonnes per day. To remedy this, the Company will install a 4th stage of crushing between the existing primary and secondary crushers. This is also expected to provide operations with additional capacity to increase throughput. This new configuration is anticipated to be operational in the second quarter of 2007.

In addition, the Company’s continuous improvement efforts have identified certain procedural changes in ore handling and leach pad protocol, which are expected to benefit future gold production. Specifically, the Company is in the process of increasing leach pad lift heights, increasing cyanide concentrations in the leach solution and various other procedures designed to optimize recoveries. The Company is also introducing a mechanized stacking system in the first quarter of 2007.

With these operational enhancements, the Company expects to see improvements in crushed ore size and throughput, higher gold recoveries and a corresponding increase in gold production in 2007.

Alamos Reports 2006 Year End Financial Results-Release Notification and Conference Call

Alamos will release its 2006 year end financial results on Tuesday, March 13th, 2007, after normal trading hours.

Alamos' senior management will host a conference call on Wednesday, March 14th, at 11:00 a.m. EDT (8:00 am PDT) to discuss its financial results and exploration and operations activities.

Conference Call:

Live Conference Call:

Local Access: 416-695-5261

Toll-Free Access: 1-877-888-3855

Instant Replay Access information:

Local Access: 416-695-5275

Toll-Free Access: 1-888-509-0081

Passcode: 640777

Expiry Date: March 28th, 2007

Alamos common shares are traded on the Toronto Stock Exchange under the symbol “AGI” and convertible debentures under the symbol “AGI.DB”.

FOR FURTHER INFORMATION PLEASE CONTACT:

John A. McCluskey	Victoria Vargas
President and Chief Executive Officer	Investor Relations
Tel: 416-368-9932 x203	Tel: 416-368-9932 x201
Email: vvargas@alamosgold.com

__________________________________________________________________________________________

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to anticipated commencement dates of mining production, mining and procession of mined ore, achieving  projected recovery rates anticipated production rates and mine life, operating efficiencies, costs and expenditures and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements."  Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ AIF (Form 20-F as filed with the United States Securities and Exchange Commission). Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.